SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

GREAT WESTERN BANCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

391416104

(CUSIP Number)

Louise Thomson

National Australia Bank Limited

Level 1, 800 Bourke Street

Docklands, Victoria 3008

Tel No.: 61 3 8634 2345

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-g1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 132-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 391416104	SCHEDULE 13D	Page 2

1.	NAME OF REPORTING PERSON National Australia Bank Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,256,327
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,256,327
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,327
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.28%*
14.	TYPE OF REPORTING PERSON (See Instructions) CO

*	The percentage is calculated based on 55,219,596 shares outstanding as of July 24, 2015 after giving effect to the Share Repurchase described in Item 4.

CUSIP No. 391416104	SCHEDULE 13D	Page 3

1.	NAME OF REPORTING PERSON National Equities Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,256,327
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,256,327
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,327
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.28%*
14.	TYPE OF REPORTING PERSON (See Instructions) CO

*	The percentage is calculated based on 55,219,596 shares outstanding as of July 24, 2015 after giving effect to the Share Repurchase described in Item 4.

CUSIP No. 391416104	SCHEDULE 13D	Page 4

1.	NAME OF REPORTING PERSON National Americas Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,256,327
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,256,327
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,327
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.28%*
14.	TYPE OF REPORTING PERSON (See Instructions) OO

*	The percentage is calculated based on 55,219,596 shares outstanding as of July 24, 2015 after giving effect to the Share Repurchase.

CUSIP No. 391416104	SCHEDULE 13D	Page 5

Item 1.	SECURITY AND ISSUER.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D dated October 20, 2014, as amended by Amendment No. 1 to Schedule 13D, dated April 30, 2015 (as amended, the “Schedule 13D”), filed by the Reporting Persons with respect to the Common Stock of the Company, and is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons as a result of the transactions described in Item 4. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:

On July 24, 2015, NAH and NAB entered into a share repurchase agreement (the “Share Repurchase Agreement”) with the Company providing for the repurchase by the Company of 2,666,518 shares of Common Stock from NAH at a price per share of $22.50125, representing an aggregate purchase price of approximately $60 million (the “Share Repurchase”). The Share Repurchase is expected to close on July 31, 2015.

On July 27, 2015, NAH and NAB entered into an underwriting agreement (the “Underwriting Agreement”) with the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters listed on Schedule A thereto (the “Underwriters”), providing for the sale by NAH of 12,563,269 shares of Common Stock in an underwritten public offering (the “Offering”) at a price per share of $22.50125 (after giving effect to the underwriting discount). The Underwriting Agreement also provided the Underwriters an option to purchase up to an additional 1,256,327 shares of Common Stock within 30 days from the date of the Underwriting Agreement. The closing is expected to occur on July 31, 2015. Following the completion of the Offering and the Share Repurchase (assuming no exercise of the Underwriters’ option to purchase additional shares), NAB and NAH will beneficially own 2.28% of the Company’s outstanding Common Stock. If the Underwriters’ option to purchase additional shares is exercised in full, NAB and NAH will have fully divested their beneficial ownership of all shares of Common Stock.

In addition, pursuant to the Underwriting Agreement, NAH has agreed not to sell any shares of Common Stock (subject to certain exceptions) for up to 45 days from July 27, 2015. The Underwriting Agreement is included as Exhibit H in this Amendment No. 2 in Item 7 and its terms are hereby incorporated by reference in this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b) As a result of the events described in Item 4 (which Item 4 is incorporated herein by reference) the Reporting Persons will beneficially own 2.28% of the shares of Common Stock outstanding. Accordingly, this Amendment No. 2 constitutes an exit filing.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) Except for the transactions described in response to Item 4 above, none of the Reporting Persons, nor to the best of the Reporting Person’s knowledge, any of the persons listed on Exhibit A to the Schedule 13D, has affected any transactions that may be deemed to be a transaction in the Company’s Common Stock during the past 60 days.

CUSIP No. 391416104	SCHEDULE 13D	Page 6

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

In connection with the Offering described in Item 4 above, NAB and NAH entered into the Underwriting Agreement, under which NAH has agreed to, among other things, refrain from selling any shares of Common Stock (subject to certain exceptions) for up to 45 days from July 27, 2015. The description of the Underwriting Agreement in this Amendment No. 2 is qualified in its entirety by reference to such agreement, which is included as Exhibit H hereto and incorporated herein by reference.

CUSIP No. 391416104	SCHEDULE 13D	Page 7

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented to add Exhibits H and I:

Exhibit	Description

Exhibit H	Underwriting Agreement

Exhibit I	Share Repurchase Agreement

CUSIP No. 391416104	SCHEDULE 13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2015

NATIONAL AUSTRALIA BANK LIMITED

By	/s/ Louise Thomson
Name: Louise Thomson
Title: Company Secretary

CUSIP No. 391416104	SCHEDULE 13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2015

NATIONAL EQUITIES LIMITED

By	/s/ Louise Thomson
Name: Louise Thomson
Title: Company Secretary

CUSIP No. 391416104	SCHEDULE 13D	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2015

NATIONAL AMERICAS HOLDINGS LLC

By	/s/ Mark Frucht
Name: Mark Frucht
Title: Authorized Persons

EXHIBIT INDEX

Exhibit	Description

Exhibit H	Underwriting Agreement

Exhibit I	Share Repurchase Agreement